YILOLIFE INC.
201 S. 36TH STREET
PHOENIX, ARIZONA 85034

Via EDGAR

November 22, 2016

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Healthcare and Insurance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	YiLoLife Inc.
Amendment No. 3 to Offering Statement on Form 1-A
File No.024-10579

Dear Ms. Hayes:

YiLoLife Inc. (the “Company”) hereby requests that the above-captioned offering statement become ordered qualified at 11:00 a.m. EST on Monday, November 28, 2016, or as soon as practicable thereafter.

The Company hereby authorizes its legal counsel, W. Scott Lawler, Esq. of Booth Udall Fuller PLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

■	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

■

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

■

the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YILOLIFE INC.

By: /s/ Carsten Loelke

Name: Carsten Loelke

Title: Chief Executive Officer